SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	1

RESTATEMENT

MINUTES OF THE SIX HUNDRED AND NINETY SEVENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

I certify, for all purposes and intents, that the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, met in the Company Office, at Setor Comercial Norte, Quadra 04, Bloco "B", no. 100, 2nd floor, Brasília – DF and by videoconference with the Company office in Av. Presidente Vargas no 409 – 13th floor, Rio de Janeiro - RJ beginning on 08.25.2014, at 11:30 am and restart after interruption, on 08.26.2014. President MARCIO PEREIRA ZIMMERMAN chaired the meeting, in the presence of Council members JOSÉ DA COSTA CARVALHO NETO, JOSÉ ANTONIO CORRÊA COIMBRA, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, LINDEMBERG DE LIMA BEZERRA, JAILSON JOSÉ MEDEIROS ALVES e WAGNER BITTENCOURT DE OLIVEIRA. Council member JOÃO ANTONIO LIAN justified his absence. Decision: DEL-094/2014. 1. approved the Equity Report reviewed at Market Prices of CELG-D, prepared by Deloitte Touche Tohmatsu, hired by Central Electric Brasileiras SA - Eletrobras, which contains the values of the assets, rights and obligations that compose the adjusted net assets of CELG-D, on the base date of December 31, 2013, totaling R$ 1,088.79 million (one billion, eighty-eight million, seventy-nine thousand reais) negative (deficit), the be solved through the capitalization of the company, by Celgpar; 2. approved the Valuation Report prepared by the company Deloitte Touche Tohmatsu, contracted by the Central Electric Brasileiras SA - Eletrobras, which states that the net present value of CELG-D on the base date of December 31, 2013, considering the current term of the Concession , is R$ 115.8 million (one hundred and fifteen million eight hundred thousand reais); 3. approved the signing promise of the Purchase and Sale, part of this Determination, of 51% of the shares of CELG-D, owned by Celgpar, in the amount of R$ 59,532,810.00 (fifty-nine million, five hundred thirty-two thousand eight hundred and ten reais), being the effective acquisition subject to the conditions precedent set forth in the Promise of Purchase and Sale, in particular the submission and approval by the Eletrobras Shareholders General Meeting; 4. proposed the calling of the Shareholders General Meeting, to approve the purchase of the shares of CELG-D, by the price referred to in item 2, and according to the conditions estabilished in the Promise of Purchase and Sale and the terms the Management Proposal; 5. determined that the Chief Officer - PR and the Financial Officer - DF adopt the necessary measures to follow this Deliberation. All Board present members at the meeting voted in favor of approval of the matter, with the exception of Councillor JAILSON JOSEPH MEDEIROS ALVES, who voted against. There being no further matters, the Board Chairman closed the meeting, and requested the issuance of this Ruling certificate that, once read and approved, was written and signed by me, MARIA SILVIA SAMPAIO SANT'ANNA, Secretary of the Interim Board. The other rulings discussed in this meeting have been omitted in this certificate because they are related merely to internal interests of the Company, legitimate caution, based on the Board’s duty of confidentiality, according to the "caput" of Article 155 of Law no. 6.404 (Law of Business Corporations), whereby, it is, consequently, excluded from the scope of the norm contained in paragraph 1 of article 142 of the Law in question.

Brasília, August 26, 2014.

MARIA SILVIA SAMPAIO SANT’ANNA
Interim Secretary-General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.